1934 Act Registration No. 1-15128

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated October 15, 2005

For the month of September 2005

United Microelectronics Corporation

(Translation of Registrant’s Name into English)

No. 3 Li Hsin Road II

Science Park

Hsinchu, Taiwan, R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

United Microelectronics Corporation

Date: 10/16/2005	By	/s/ Stan Hung
Stan Hung
Chief Financial Officer

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Exhibit

Exhibit	Description
99.1	Announcement on September 16, 2005: To announce related materials on acquisition of machinery and equipment

99.2	Announcement on September 16, 2005: To announce related materials on acquisition of machinery and equipment

99.3	Announcement on September 20, 2005: To announce related materials on acquisition of machinery and equipment

99.4	Announcement on September 27, 2005: Represent subsidiary Company Hsun Chieh Investment Co., Ltd to announce information on disposal of Mega Financial Holding Co., Ltd. securities

99.5	Announcement on September 27, 2005: To announce related materials on acquisition of machinery and equipment

99.6	Announcement on September 28, 2005: To Announce the Issuance of Zero Coupon Convertible Bonds Due 2008

99.7	Announcement on September 29, 2005: To announce related materials on acquisition of machinery and equipment

99.8	Announcement on September 29, 2005: To announce the resolution from the 9th term, 22th Board Meeting regarding to the Company’s 9th treasury share repurchase program

99.9	Announcement on September 29, 2005: Important Resolutions from 9th term 22th Board Meeting

99.10	Announcement on September 30, 2005: Represent subsidiary Fortune Venture Capital Corp. to announce related materials on acquisition of Unitruth Investment Corp. common shares

99.11	Announcement on September 30, 2005: To announce related materials on acquisition of Fortune Venture Capital Corporation common shares

99.12	Announcement on September 30, 2005: The Issuance Summary of the 2004 Employee Stock Option Plan

99.13	Announcement on October 3, 2005: Represent subsidiary Company Hsun Chieh Investment Co., Ltd to announce information on disposal of Unimicron Technology Corp. securities

99.14	Announcement on October 3, 2005: To announce related materials on acquisition of machinery and equipment

99.15	Announcement on October 5, 2005: To announce related materials on the Company has spend accumulately more than NTD 300,000,000 on the shares buyback program

99.16	Announcement on October 6, 2005: To announce related materials on acquisition of “Hung-Ting” Venture Capital Corporation common shares

99.17	Announcement on October 6, 2005: To announce related materials on acquisition of machinery and equipment

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99.18	Announcement on October 7, 2005: September Revenue

99.19	Announcement on October 7, 2005: To announce related materials on the Company has spend accumulately more than NTD 300,000,000 on the shares buyback program

99.20	Announcement on October 12, 2005: To announce related materials on the Company has spend accumulately more than NTD 300,000,000 on the shares buyback program

99.21	Announcement on October 14, 2005: 1) the trading and pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC 2) the acquisition and disposition of assets by UMC

99.22	Announcement on October 14, 2005: To announce related materials on the Company has spend accumulately more than NTD 300,000,000 on the shares buyback program

99.23	Announcement on October 14, 2005: Represent subsidiary Company Hsun Chieh Investment Co., Ltd to announce information on disposal of Unimicron Technology Corp. securities

Exhibit 99.1

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To announce related materials on acquisition of machinery and equipment

1.	Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.	Date of the occurrence of the event: 2005/07/21~2005/09/15

3.	Transaction volume (e.g. XX square meters, equivalent to XX ping), unit price, total transaction price: Transaction volume: 12; average unit price: $50,561,164 NTD; total transaction price: $606,733,970 NTD

4.	Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): KLA-Tencor (Singapore) Pte Ltd; non-related party transaction

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8.	Terms of delivery or payment (including payment period and monetary amount): 1) 90% paid upon shipment; 10% paid after acceptance 2) 100% paid after acceptance

9.	The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.	Name of the professional appraisal institution and its appraisal amount: Not applicable

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.	Is the appraisal report price a limited price or specific price? Not applicable

13.	Has an appraisal report not yet been obtained? Not applicable

14.	Reason an appraisal report has not yet been obtained: Not applicable

15.	Broker and broker’s fee: Not applicable

16.	Concrete purpose or use of the acquisition or disposition: To produce integrated circuits

17.	Do the directors have any objection to the present transaction? No

18.	Any other matters that need to be specified: None

Exhibit 99.2

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To announce related materials on acquisition of machinery and equipment

1.	Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.	Date of the occurrence of the event: 2004/10/05~2005/09/15

3.	Transaction volume (e.g. XX square meters, equivalent to XX ping), unit price, total transaction price: Transaction volume: 35; average unit price: $22,065,257 NTD; total transaction price: $772,283,998 NTD

4.	Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): NOVELLUS SYSTEMS, INC.; non-related party transaction

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8.	Terms of delivery or payment (including payment period and monetary amount): 1) 90% paid upon shipment; 10% paid after acceptance 2) 100% paid after acceptance

9.	The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.	Name of the professional appraisal institution and its appraisal amount: Not applicable

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.	Is the appraisal report price a limited price or specific price? Not applicable

13.	Has an appraisal report not yet been obtained? Not applicable

14.	Reason an appraisal report has not yet been obtained: Not applicable

15.	Broker and broker’s fee: Not applicable

16.	Concrete purpose or use of the acquisition or disposition: To produce integrated circuits

17.	Do the directors have any objection to the present transaction? No

18.	Any other matters that need to be specified: None

Exhibit 99.3

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To announce related materials on acquisition of machinery and equipment

1.	Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.	Date of the occurrence of the event: 2005/09/16

3.	Transaction volume (e.g. XX square meters, equivalent to XX ping), unit price, total transaction price: Transaction volume: 1; average unit price: $557,134,030 NTD; total transaction price: $557,134,030 NTD

4.	Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): ASML HONG KONG LTD. C/O; non-related party transaction

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8.	Terms of delivery or payment (including payment period and monetary amount): 1) 90% paid upon shipment; 10% paid after acceptance 2) 100% paid after acceptance

9.	The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.	Name of the professional appraisal institution and its appraisal amount: Not applicable

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.	Is the appraisal report price a limited price or specific price? Not applicable

13.	Has an appraisal report not yet been obtained? Not applicable

14.	Reason an appraisal report has not yet been obtained: Not applicable

15.	Broker and broker’s fee: Not applicable

16.	Concrete purpose or use of the acquisition or disposition: To produce integrated circuits

17.	Do the directors have any objection to the present transaction? No

18.	Any other matters that need to be specified: None

Exhibit 99.4

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Represent subsidiary Company Hsun Chieh Investment Co., Ltd to announce information on disposal of Mega Financial Holding Co., Ltd. securities

1.	Name of the securities: Common shares of Mega Financial Holding Co., Ltd.

2.	Trading date: 2005/09/07~2005/09/27

3.	Trading volume, unit price, and total monetary amount of the transaction: trading volume: 14,000,000 shares; average unit price: $21.95 NTD; total amount: $307,250,000 NTD

4.	Gain (or loss) (not applicable in case of acquisition of securities): Loss of $ 135,509,919 NTD

5.	Relationship with the underlying company of the trade: None

6.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 2,948,683 shares; amount: 93,254,189 NTD; percentage of holdings: 0.02%; status of restriction of rights: no

7.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 79.37%; ratio of shareholder’s equity: 79.55%; the operational capital as shown in the most recent financial statement: $852,073 thousand NTD

8.	Concrete purpose/objective of the acquisition or disposal: Financing operation

9.	Do the directors have any objections to the present transaction? None

10.	Any other matters that need to be specified: None

Exhibit 99.5

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To announce related materials on acquisition of machinery and equipment

1.	Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.	Date of the occurrence of the event: 2005/09/26

3.	Transaction volume (e.g. XX square meters, equivalent to XX ping), unit price, total transaction price: Transaction volume: 10; average unit price: $70,041,575 NTD; total transaction price: $700,415,750 NTD

4.	Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): NOVELLUS SYSTEMS, INC.; non-related party transaction

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8.	Terms of delivery or payment (including payment period and monetary amount): 1) 90% paid upon shipment; 10% paid after acceptance 2) 100% paid after acceptance

9.	The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.	Name of the professional appraisal institution and its appraisal amount: Not applicable

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.	Is the appraisal report price a limited price or specific price? Not applicable

13.	Has an appraisal report not yet been obtained? Not applicable

14.	Reason an appraisal report has not yet been obtained: Not applicable

15.	Broker and broker’s fee: Not applicable

16.	Concrete purpose or use of the acquisition or disposition: To produce integrated circuits

17.	Do the directors have any objection to the present transaction? No

18.	Any other matters that need to be specified: None

Exhibit 99.6

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To Announce the Issuance of Zero Coupon Convertible Bonds Due 2008

1.	Date of occurrence of the event: 2005/09/28

2.	Cause of occurrence:

(1)	Issue Size: US$ 381,400,000; Issue Price:100% of principal amount; Denomination:US$10,000

(2)	Coupon Rate:0% per annum.

(3)	Redemption and expiration: Unless previously redeemed, converted or repurchased and cancelled, the Securities will be redeemed at a redemption price equal to 100% of the principal amount on the Maturity Date. The Maturity Date is February 15, 2008.

(4)	Collateral: N/A

(5)	Coversion:

A.Conversion Period:

Unless previously redeemed, converted, repurchased or cancelled and except during the Closed Period or suspension period (if any) the Securities may be converted at least 30 days after the Issue Date to 10 days prior to the Maturity Date into ADSs (the “Conversion Period”). Save that the Conversion Right shall be suspended during the following period:

(a)	Commencing from five business days prior to the period during which under the laws of the R.O.C. the Issuer has to close its shareholders’ register, which period currently includes 60 days prior to the date of the annual general shareholders’ meeting, 30 days prior to a special shareholders’ meeting, and five days prior to the record date for determination of shareholders entitled to receive dividends, bonuses or other benefits.

(b)	The period from at least eight business days prior to the date the Issuer notifies the TSE of the record date for determination of shareholders entitled to receive dividends, bonus or subscription of new shares to the record date for the distribution or allocation of the relevant dividends, rights and benefits or such other periods during which under the applicable ROC laws and the rules of TSE the Issuer shall close its shareholder register.

B.Conversion Price:USD 3.814 per ADS

C.Conversion Procedure:

For conversion request, each Bondholder needs to submit the relevant documents required under the ROC laws together with a notice of conversion pursuant to the Indenture. Upon receipt of a conversion notice, the Issuer will deliver ADSs within 10 business days of receipt of such conversion notice to the converting Bondholder.

The number of ADSs to be delivered upon conversion of any Bond will be determined by dividing the principal amount of the Securities by the Conversion Price (in U.S. dollars) in effect on the date of conversion.

The Issuer will not compensate in cash or any other ways for any amount of less than one ADS.

D.Adjustment of the Conversion Price:

Upon the occurrence of certain events, including when the Issuer raises new capital, distributes stock dividends, issues employee bonus shares, upon certain takeover / change of control events,

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dilutive events (including cash dividends or distributions or repurchases of common shares or ADRs above market price) or in any other conditions specified in the Indenture, the Issuer will adjust the Conversion Price according to the Indenture. For illustrative purposes, examples of such adjustments include:

(a)	If the Issuer raises new capital and the new purchase price is below the then Current Market Price as determined in the Indenture, the Conversion Price after adjustment = the Conversion Price before adjustment * F

F = (Number of shares outstanding + (Purchase price per new share * Number of new shares issued / Current Market Price per share)) / (Number of shares outstanding + Number of new shares issued)

(b)	If the Issuer distributes stock dividends, including distribution from earnings or capital surplus, the Conversion Price should be adjusted as follows:

The Conversion Price after adjustment = the Conversion Price before adjustment * F

F = the number of shares outstanding at the time of distribution of stock dividends/ (the number of shares outstanding at the time of distribution of stock dividends + the number of new shares from such distribution)

(c)	If the Issuer distributes employee bonus shares, the Conversion Price should be adjusted as follows: The Conversion Price after adjustment = the Conversion Price before adjustment * F

F = the number of shares outstanding at the time of distribution of employee bonus shares / (the number of shares outstanding at the time of distribution of employee bonus shares + the number of new shares from such distribution)

(6)	Trading Market: Luxemburg Exchange

(7)	Specific Securities Offering for Designated Party? None

(8)	Capital Usage Plan and Benefits: The capital will be used for purchasing raw materials overseas.

(9)	Impact to Shareholders: The underlying conversion for ECB are treasury shares. If the ECB is fully covered, the dilution ratio to original shareholders is 2.6%. The impact to the dilution is minimal.

3.	Countermeasures: none

4.	Any other matters that need to be specified: none

Exhibit 99.7

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To announce related materials on acquisition of machinery and equipment

1.	Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.	Date of the occurrence of the event: 2005/09/28

3.	Transaction volume (e.g. XX square meters, equivalent to XX ping), unit price, total transaction price: Transaction volume: 2; average unit price: $549,714,190 NTD; total transaction price: $1,099,428,380 NTD

4.	Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): ASML HONG KONG LTD. C/O; non-related party transaction

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8.	Terms of delivery or payment (including payment period and monetary amount): 1) 90% paid upon shipment; 10% paid after acceptance 2) 100% paid after acceptance

9.	The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.	Name of the professional appraisal institution and its appraisal amount: Not applicable

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.	Is the appraisal report price a limited price or specific price? Not applicable

13.	Has an appraisal report not yet been obtained? Not applicable

14.	Reason an appraisal report has not yet been obtained: Not applicable

15.	Broker and broker’s fee: Not applicable

16.	Concrete purpose or use of the acquisition or disposition: To produce integrated circuits

17.	Do the directors have any objection to the present transaction? No

18.	Any other matters that need to be specified: None

Exhibit 99.8

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To announce the resolution from the 9th term, 22th Board Meeting regarding to the Company’s 9th treasury share repurchase program

1.	Date of the board of directors resolution: 2005/09/29

2.	Purpose of the share repurchase: To transfer to employees

3.	Type of shares to be repurchased: Common Stock

4.	Ceiling on total monetary amount of the share repurchase: $83,847,040 thousand NTD

5.	Scheduled period for the repurchase: 2005/09/30~2005/11/29

6.	Number of shares to be repurchased: 250,000,000 shares

7.	Repurchase price range:$30.65~$14.00 per share. If the market price of the Company stock is below the above range, the Company will continue to repurchase shares.

8.	Method for the repurchase: Purchase directly from the Taiwan Securities Exchange

9.	Ratio of the shares to be repurchased to total issued shares of the Company: 1.27%

10.	Number and monetary amount of the Company’s own shares held at the time or reporting:692,067,000 Shares; $16,773,252,155 NTD.

11.	Status of repurchases within three years prior to the time of reporting: From 2002/2/20 to 2004/7/15, 861,069,000 Company shares were repurchased.

12.	Status of repurchases that have been reported but not yet completed:

The 1st repurchase is planned at 400,000,000 shares, but actually repurchased 37,425,000 shares. The reason for incomplete repurchase is to consider the stabilization of share price during the repurchase period, and to consider shareholder’s rights, and employee’s willingness to exercise the option in the future.

The 2nd repurchase is planned at 400,000,000 shares, but actually repurchased 0 shares. The reason for incomplete repurchase is to consider the stabilization of share price during the repurchase period, and to consider shareholder’s rights, and employee’s willingness to exercise the option in the future.

The 3rd repurchase is planned at 130,000,000 shares, but actually repurchased 129,035,000 shares. The reason for incomplete repurchase is because on the last repurchase date(9/28), the Company failed to repurchase 965,000 shares out of the 22,023,000 shares planned to repurchase at that date.

The 4th repurchase is planned at 100,000,000 shares, but actually repurchased 49,114,000 shares. The reason for incomplete repurchase is to consider the stabilization of share price during the repurchase period, and to consider shareholder’s rights, and employee’s willingness to exercise the option in the future.

The 6th repurchase is planned at 500,000,000 shares, but actually repurchased 99,195,000 shares. The reason for incomplete repurchase is to consider the stabilization of share price during the repurchase period, and to consider shareholder’s rights, and employee’s willingness to exercise the option in the future.

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The 7th repurchase is planned at 360,000,000 shares, but actually repurchased 192,067,000 shares. The reason for incomplete repurchase is to consider the stabilization of share price during the repurchase period, and to consider shareholder’s rights, and employee’s willingness to exercise the option in the future.

13.	Minutes of the board of directors meeting that resolved for the share repurchase:9th term, 22th Board Meeting Minutes on 2005/09/29

14.	The rules for transfer of shares set forth in Article 10 of the Guidelines for Repurchase of Shares by Listed and OTC Companies:

The repurchased shares within three years after the repurchase execution complete date, will be authorized to the Chairman to transfer to employees for one time or for several times. The eligibility is as follows: full-time regular employees of the Company who serve in the Company for at least one year from the base record date; the employees of Company or its subsidiaries who devoted special contribution and approved by the Chairman. The number of options that can be granted to an employee will be determined by a number of factors, including seniority, job grade, contribution, or other conditions deemed relevant by the management. The exercise price is the average repurchase execution price. If the exercise price is below the closing price of the date this plan is finalized, the closing price of the date of this plan will become the exercise price. If before the option can be exercised, the company’s common share volume increases or distribute cash dividend, the Company should adjust the exercise price accordingly.

15.	The rules for conversion or subscription of shares set forth in Article 11 of the Guidelines for Repurchase of Shares by Listed and OTC Companies: Not Applicable

16.	Declaration that the financial state of the Company has been considered by the board of directors and that its capital maintenance will not be affected:

The aforesaid total volume of the repurchase accounts for 1.27% of the Company’s outstanding shares, and the maximum dollar amount needed accounts for 8.19% of the Company’s current assets. The board of directors has considered the financial situation of the Company. The repurchase plan will not hurt the capital maintenance of the Company.

17.	Appraisal by a CPA or securities underwriter of the reasonableness of the share repurchase price: The CPA firm of the Company considers the repurchase volume and price of this repurchase plan to transfer to employees will have no major influence to the Company’s financial structure, net value per share, EPS, ROE, quick ratio and current ratio. profitability and cash flow.

18.	Other particular specified by the Securities and Futures Commission: None.

Exhibit 99.9

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Important Resolutions from 9th term 22th Board Meeting

1.	Date of occurrence of the event: 2005/09/29

2.	Cause of occurrence: None

3.	Countermeasures: None

4.	Any other matters that need to be specified:

(1)	Resoluted to execute the 9th shares buyback program to purchase 250,000,000 shares. Buyback period is from September 30 to November 29, 2005. Price range is from NTD30.65 to NTD 14.00. The purpose of the buyback program is to transfer to employees.

(2)	Resoluted to invest an venture capital company (English name to be determined) with an initial investment of NTD3,000,000,000.

Exhibit 99.10

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Represent subsidiary Fortune Venture Capital Corp. to announce related materials on acquisition of Unitruth Investment Corp. common shares

1.	Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): Common shares of Unitruth Investment Corp.

2.	Date of occurrence of the event: 2005/09/23~2005/09/30

3.	Volume, unit price, and total monetary amount of the transaction: trading volume:40,000,000 shares; average unit price:$10 NTD; total amount:$400,000,000 NTD

4.	Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Hsun Chieh Investment Corp: investee company which UMC holds 99.97%; Unitruth Investment Corp: investee company which Hsun Chieh Investment Corp holds 100.00%

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: Share ownership tranfer; Hsun Chieh Investment Corp acquired 10,000,000 new shares for NTD 100,000,000 on July 15, 2004.

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Hsun Chieh Investment Corp acquired 10,000,000 new shares for NTD 100,000,000 on July 15, 2004;investee company which UMC holds 99.97%

7.	Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): n/a

8.	Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): n/a

9.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: First payment of NTD 100,000,000 on 2005/09/23; Second payment of NTD 300,000,000 on 2005/09/30.

10.	The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: The decision making manner: Acquire issued shares and new share issuance; The decision-making department: The Chairman & President Office

11.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 40,000,000 shares;amount:$400,000,000 NTD; percentage of holdings:100.00%

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12.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: ratio of total assets:64.09%; ratio of shareholder’s equity:64.36%; the operational capital as shown in the most recent financial statement: $1,854,319 thousand NTD

13.	Broker and broker’s fee: n/a

14.	Concrete purpose or use of the acquisition or disposition: Long-term investment

15.	Net worth per share of company underlying securities acquired or disposed of: n/a

16.	Do the directors have any objection to the present transaction? no

17.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction? no

18.	Any other matters that need to be specified: none

Exhibit 99.11

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To announce related materials on acquisition of Fortune Venture Capital Corporation common shares

1.	Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): Fortune Venture Capital Corporation

2.	Date of occurrence of the event: 2004/09/30

3.	Volume, unit price, and total monetary amount of the transaction: trading volume: 450,000,000 shares; average unit price: $10 NTD; total amount: $500,000,000 NTD

4.	Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Fortune Venture Capital Corporation; investee company which UMC holds 99.99%

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: n/a

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: n/a

7.	Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): n/a

8.	Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): n/a

9.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: one-time payment of $500,000,000 NTD on 2005/09/30

10.	The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: The decision making manner: New share issuance The decision-making department: The Chairman & President Office

11.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 499,994,000 shares; amount: $4,434,129,303 NTD; percentage of holdings: 99.99%

12.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: ratio of total assets: 14.92%; ratio of shareholder’s equity: 18.07%; the operational capital as shown in the most recent financial statement: $71,505,450 thousand NTD

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13.	Broker and broker’s fee: n/a

14.	Concrete purpose or use of the acquisition or disposition: Long-term investment

15.	Net worth per share of company underlying securities acquired or disposed of: n/a

16.	Do the directors have any objection to the present transaction? no

17.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction? no

18.	Any other matters that need to be specified: none

Exhibit 99.12

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The Issuance Summary of the 2004 Employee Stock Option Plan

1.	Date of occurrence of the event: 2005/09/30

2.	Cause of occurrence: According to the employee stock option plan, the authorized employee stock options have to be issued within one year after receiving the approval from SFB. The issuance period is due on September 30, 2005. The Company has issued 150,000,000 shares of stock options and no unissued options remained.

3.	Countermeasures: None

4.	Any other matters that need to be specified: None

Exhibit 99.13

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Represent subsidiary Company Hsun Chieh Investment Co., Ltd to announce information on disposal of Unimicron Technology Corp. securities

1.	Name of the securities: Common shares of Unimicron Technology Corp.

2.	Trading date: 2005/09/13~2005/10/03

3.	Trading volume, unit price, and total monetary amount of the transaction: trading volume: 14,452,000 shares; average unit price: $22.67 NTD; total amount: $327,590,800 NTD

4.	Gain (or loss) (not applicable in case of acquisition of securities): Gain of $65,191,444 NTD

5.	Relationship with the underlying company of the trade: None

6.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 51,195,265 shares; amount: 929,532,546 NTD; percentage of holdings: 5.34%; status of restriction of rights: no

7.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 78.55%; ratio of shareholder’s equity: 78.72%; the operational capital as shown in the most recent financial statement: $852,073 thousand NTD

8.	Concrete purpose/objective of the acquisition or disposal: Financing operation

9.	Do the directors have any objections to the present transaction? None

10.	Any other matters that need to be specified: None

Exhibit 99.14

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To announce related materials on acquisition of machinery and equipment

1.	Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.	Date of the occurrence of the event: 2004/11/12~2005/09/30

3.	Transaction volume (e.g. XX square meters, equivalent to XX ping), unit price, total transaction price: Transaction volume: 20; average unit price: $52,248,381 NTD; total transaction price: $1,044,967,625 NTD

4.	Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): KLA-Tencor Corporation; non-related party transaction

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8.	Terms of delivery or payment (including payment period and monetary amount): 1) 90% paid upon shipment; 10% paid after acceptance 2) 100% paid after acceptance

9.	The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.	Name of the professional appraisal institution and its appraisal amount: Not applicable

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.	Is the appraisal report price a limited price or specific price? Not applicable

13.	Has an appraisal report not yet been obtained? Not applicable

14.	Reason an appraisal report has not yet been obtained: Not applicable

15.	Broker and broker’s fee: Not applicable

16.	Concrete purpose or use of the acquisition or disposition: To produce integrated circuits

17.	Do the directors have any objection to the present transaction? No

18.	Any other matters that need to be specified: None

Exhibit 99.15

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To announce related materials on the Company has spend accumulately more than NTD 300,000,000 on the shares buyback program

1.	Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more: 2005/10/05

2.	Number of shares repurchased this time: 18,319,000 shares

3.	Type of shares repurchased this time: Common shares

4.	Total monetary amount of shares repurchased this time: NTD $402,678,749

5.	Average repurchase price per share this time: NTD $21.98

6.	Cumulative number of own shares held during the repurchase period: 18,319,000 shares

7.	Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 0.09%

8.	Any other matters that need to be specified: None

Exhibit 99.16

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To announce related materials on acquisition of “Hung-Ting” Venture Capital Corporation common shares

1.	Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): Common shares of “Hung-Ting” Venture Capital Corporation

2.	Date of occurrence of the event: 2005/10/06

3.	Volume, unit price, and total monetary amount of the transaction: trading volume: 300,000,000 shares; average unit price: $10 NTD; total amount: $3,000,000,000 NTD

4.	Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): “Hung-Ting” Venture Capital Corporation; investee company which UMC holds 100.00%

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: n/a

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: n/a

7.	Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): n/a

8.	Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): n/a

9.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: one-time payment of $3,000,000,000 NTD on 2005/10/06

10.	The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: The decision making manner: New share issuance; The decision-making department: The Chairman & President Office

11.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 300,000,000 shares; amount: $3,000,000,000 NTD; percentage of holdings: 100.00%

12.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating

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capital as shown in the most recent financial statement: ratio of total assets: 15.93%; ratio of shareholder’s equity: 19.31%; the operational capital as shown in the most recent financial statement: $71,505,450 thousand NTD

13.	Broker and broker’s fee: n/a

14.	Concrete purpose or use of the acquisition or disposition: Long-term investment

15.	Net worth per share of company underlying securities acquired or disposed of: n/a

16.	Do the directors have any objection to the present transaction? no

17.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction? no

18.	Any other matters that need to be specified: The actual English name yet to be determined

Exhibit 99.17

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To announce related materials on acquisition of machinery and equipment

1.	Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.	Date of the occurrence of the event: 2005/09/27~2005/10/05

3.	Transaction volume (e.g. XX square meters, equivalent to XX ping), unit price, total transaction price: Transaction volume: 5; average unit price: $119,992,000 NTD; total transaction price: $599,960,000 NTD

4.	Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): APPLIED MATERIALS ASIA PACIFIC LTD; non-related party transaction

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8.	Terms of delivery or payment (including payment period and monetary amount): 1) 90% paid upon shipment; 10% paid after acceptance 2) 100% paid after acceptance

9.	The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.	Name of the professional appraisal institution and its appraisal amount: Not applicable

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.	Is the appraisal report price a limited price or specific price? Not applicable

13.	Has an appraisal report not yet been obtained? Not applicable

14.	Reason an appraisal report has not yet been obtained: Not applicable

15.	Broker and broker’s fee: Not applicable

16.	Concrete purpose or use of the acquisition or disposition: To produce integrated circuits

17.	Do the directors have any objection to the present transaction? No

18.	Any other matters that need to be specified: None

Exhibit 99.18

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United Microelectronics Corporation

October 7, 2005

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of September 2005

1)	Sales volume (NT$ Thousand)

Period	Items	2005	2004	Changes	%
September	Invoice amount	7,943,175	11,793,001	-3,849,826	-32.65%
2005	Invoice amount	61,637,105	91,635,400	-29,998,295	-32.74%
September	Net sales	8,502,877	11,864,195	- 3,361,318	-28.33%
2005	Net sales	63,307,422	89,083,066	-25,775,644	-28.93%

2)	Funds lent to other parties (NT$ Thousand)

Balance as of period end	This Month	Last Month	Limit of lending
UMC	0	0	39,470,907
UMC’s subsidiaries	22,936	22,646	565,680

3)	Endorsements and guarantees (NT$ Thousand)

	Change in This Month	Balance as of period end	Limit of endorsements
UMC	0	0	78,941,813
UMC’s subsidiaries	0	0	8,054,240
UMC endorses for subsidiaries		0	0
UMC’s subsidiaries endorse for UMC		0	0
UMC endorses for PRC companies		0	0
UMC’s subsidiaries endorse for PRC companies		0	0

4)	Financial derivatives transactions

a	Hedging purpose : NT$ thousand

Financial instruments	Forwards	Interests SWAP
Deposit Paid	0	0
Royalty Income (Paid)	0	0
Unwritten-off Trading Contracts	4,094,300	15,000,000
Net Profit from Fair Value	(26,198)	(684,349)
Written-off Trading Contracts	30,720,379	0
Realized profit (loss)	(350,555)	0

b	Trading purpose : NT$ thousand

Financial instruments	Credit-linked Deposits
Deposit Paid	0
Unwritten-off Trading Contracts	1,052,396
Net Profit from Market Value	6,190
Written-off Trading Contracts	651,345
Realized profit (loss)	31,993

Exhibit 99.19

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To announce related materials on the Company has spend accumulately more than NTD 300,000,000 on the shares buyback program

1.	Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more: 2005/10/07

2.	Number of shares repurchased this time: 21,685,000 shares

3.	Type of shares repurchased this time: Common shares

4.	Total monetary amount of shares repurchased this time: NTD $ 465,565,408

5.	Average repurchase price per share this time: NTD $21.47

6.	Cumulative number of own shares held during the repurchase period: 40,004,000 shares

7.	Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 0.20%

8.	Any other matters that need to be specified: None

Exhibit 99.20

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To announce related materials on the Company has spend accumulately more than NTD 300,000,000 on the shares buyback program

1.	Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more: 2005/10/12

2.	Number of shares repurchased this time: 25,000,000 shares

3.	Type of shares repurchased this time: Common shares

4.	Total monetary amount of shares repurchased this time: NTD $ 508,026,799

5.	Average repurchase price per share this time: NTD $20.32

6.	Cumulative number of own shares held during the repurchase period: 65,004,000 shares

7.	Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 0.33%

8.	Any other matters that need to be specified: None

Exhibit 99.21

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United Microelectronics Corporation

For the month of September, 2005

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC) 2) the pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC 3) the acquisition assets by UMC 4) the disposition of assets by UMC for the month of September, 2005.

1)	The trading of directors, supervisors, executive officers and 10% shareholders

Title	Name	Number of shares held as of August 31, 2004	Number of shares held as of September 30, 2005	Changes
President	Peter Chang	10,777,440	8,617,440	(2,160,000)
Business Group President	Frank Wen	5,623,913	5,614,913	(9,000)
Vice President	Henry Liu	11,693,391	11,653,391	(40,000)
Vice President	Tai-Sheng Feng	1,543,439	1,473,439	(70,000)
Vice President	Nick Nee	4,870,568	4,670,568	(200,000)
Vice President	Ing-Ji Wu	12,817,039	12,767,039	(50,000)

2)	The pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders :

Title	Name	Number of shares pledge as of August 31, 2004	Number of shares pledge as of September 30, 2005	Changes
Business Group President	Hon-Jen Wu	580,000	0	(580,000)
Business Group President	Fu-Tai Liu	1,550,000	1,000,000	(550,000)
Director	Jack Wang	9,050,000	2,500,000	(6,550,000)

3)	The acquisition assets (NT$ Thousand)

Description of assets	September	2005
Semiconductor Manufacturing Equipment	1,416,328	7,044,906
Fixed assets	18,309	207,667

4)	The disposition of assets (NT$ Thousand)

Description of assets	September	2005
Semiconductor Manufacturing Equipment	5,055	78,214
Fixed assets	0	0

Exhibit 99.22

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To announce related materials on the Company has spend accumulately more than NTD 300,000,000 on the shares buyback program

1.	Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more: 2005/10/14

2.	Number of shares repurchased this time: 20,000,000 shares

3.	Type of shares repurchased this time: Common shares

4.	Total monetary amount of shares repurchased this time: NTD $ 402,614,270

5.	Average repurchase price per share this time: NTD $20.13

6.	Cumulative number of own shares held during the repurchase period: 85,004,000 shares

7.	Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 0.43%

8.	Any other matters that need to be specified: None

Exhibit 99.23

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Represent subsidiary Company Hsun Chieh Investment Co., Ltd to announce information on disposal of Unimicron Technology Corp. securities

1.	Name of the securities: Common shares of Unimicron Technology Corp.

2.	Trading date: 2005/10/04~2005/10/14

3.	Trading volume, unit price, and total monetary amount of the transaction: trading volume: 12,650,000 shares; average unit price: $24.88 NTD; total amount: $314,731,250 NTD

4.	Gain (or loss) (not applicable in case of acquisition of securities): Gain of $74,819,799 NTD

5.	Relationship with the underlying company of the trade: None

6.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 38,545,265 shares; amount: 731,023,754 NTD; percentage of holdings: 4.02%; status of restriction of rights: no

7.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 75.16%; ratio of shareholder’s equity: 75.33%; the operational capital as shown in the most recent financial statement: $4,489,095 thousand NTD

8.	Concrete purpose/objective of the acquisition or disposal: Financing operation

9.	Do the directors have any objections to the present transaction? None

10.	Any other matters that need to be specified: None